Exhibit 10.1

August 12, 2020

Dear Mr. Mark Adams,

By this offer letter (this “Offer Letter”), SMART Global Holdings, Inc. (“SMART” and, together with its subsidiaries and affiliates, the “Company”) is delighted to offer you the exempt position of President and Chief Executive Officer of SMART (collectively, “CEO”). In this position, you will be reporting directly to the Board of Directors of SMART (the “Board”).

1.	Term. Your start date will be Monday, August 31, 2020 (the “Start Date”). Your employment hereunder will commence on the Start Date and continue until terminated pursuant to Section 8 below (the “Term”). You will have duties and responsibilities consistent with your position as CEO. During the Term, you will devote your full business time and attention to the performance of your duties for the Company and you will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with those duties, either directly or indirectly; provided that you may (i) participate in professional, civic or charitable activities, as long as such activities do not interfere with the performance of your responsibilities hereunder, and (ii) serve on a reasonable number of corporate boards or committees, subject to the prior written approval of the Board in its discretion (with the corporate boards and committees on which you serve as of the Start Date being deemed approved, but only if you disclosed such service to the Board in writing prior to the Start Date). In addition, at the first reasonably practicable opportunity following the Start Date (and at all subsequent appropriate times during the Term), SMART will nominate you for election (or re-election, as applicable) to the Board.

2.	Base Salary. During the Term, you will receive an annualized base salary of $750,000 per year (the “Base Salary”), payable in accordance with the normal payroll policies of the Company and subject to the usual withholdings and deductions. You agree to serve, without additional compensation, (i) as a member of the Board and, (ii) if requested by the Board, as an officer and/or director of any other member of the Company Group (as defined in Exhibit A).

3.	Sign-On Bonus. On your first normal Company payroll date following the Start Date, you will receive a sign-on bonus of $200,000 (the “Sign-On Bonus”); provided that you must immediately repay the Sign-On Bonus to the Company if, prior to the first anniversary of the Start Date, either (i) your employment is terminated for Cause (as defined in Exhibit A) or (ii) you resign from employment without Good Reason (as defined in Exhibit A).

4.	Performance Bonus. Beginning with SMART’s fiscal year ending 2021, with respect to each SMART fiscal year ending during the Term and subject to the achievement of the applicable performance goals and methodologies determined by the Board, you will be entitled to participate in the Company’s annual bonus program pursuant to which you will be eligible to earn an annual bonus (the “Annual Bonus”) with a target amount equal to 100% of the Base Salary. The Annual Bonus, if any, earned for a fiscal year will be paid no later than two and one-half (2½) months following the beginning of the fiscal year following the fiscal year to which the Annual Bonus relates. Currently, the Annual Bonus is determined on a semi-annual basis (with 50% of the target Annual Bonus applying to each semi-annual period), with a maximum first-half payout of 100% of the target bonus applicable to the first half, and with any additional portion being held back for the year-end review. Notwithstanding the foregoing, the portion of your Annual Bonus applicable to the first semi-annual period during SMART’s fiscal year ending 2021 will not be less than $175,000. The Company and/or the Board will have the right, but not the obligation, at its sole discretion, to change (i) the periods of the Annual Bonus to be annual, quarterly or otherwise (with appropriate holdbacks), (ii) the performance goals and methodologies of calculating bonus achievement, and/or (iii) the Company’s fiscal year.

5.	Equity Awards. In consideration for your services hereunder, you will be eligible to receive the initial equity awards described in Exhibit B pursuant to the SMART Amended and Restated 2017 Share Incentive Plan (as amended from time to time, the “Stock Plan”). Starting in SMART’s fiscal year ending 2022, you will also be eligible to participate in SMART’s equity compensation program in a manner generally consistent with other similarly-situated senior executive officers, as determined by the Board from time to time.

6.	Benefits. During the Term, you will be eligible to participate in employee benefit plans and programs that are available to similarly-situated senior executive officers of SMART from time to time; provided that the Company may terminate or modify any benefit plan or program at any time in its discretion. Unless you elect otherwise, you will automatically be enrolled in the Company’s 401(k) program at the automatic enrollment rate of 5% of your base salary after three months of employment. More details about the Company’s employee benefit plans and programs, including but not limited to the Company’s 401(k) plan, will be provided to you as soon as reasonably practicable after the Start Date.

7.	Indemnification. You will be entitled to an indemnification agreement and liability insurance on terms available to other similarly-situated officers (and, as applicable, directors) of SMART, which indemnification and insurance coverage will survive your termination of employment.

8.	Termination of Employment. Your employment may be terminated by you or the Company for any reason (including, without limitation, with or without Cause), at any time. Neither you nor your estate, as applicable, will accrue any additional compensation (including, without limitation, any Base Salary or Annual Bonus) or other benefits following any termination of your employment.

(a)   If your employment is terminated due to your death or Disability (as defined in Exhibit A), then you will only be entitled to receive (i) your Base Salary through the date of termination (the “Accrued Salary”), which will be paid within 15 days following the date of termination or such earlier date as may be required by law, (ii) any other accrued and vested employee benefits that are required to be paid to you under the Company’s employee benefit plans and in accordance with the Company’s policies, excluding for the avoidance of doubt, any severance plans, policies or programs (the “Accrued Benefits”), and (iii) any earned but unpaid Annual Bonus for any fiscal year preceding the fiscal year in which the date of termination occurs (the “Accrued Bonus” and, collectively with the Accrued Salary and the Accrued Benefits, the “Accrued Amounts”), which will be paid at the same time as bonuses are paid to other senior executive officers, generally.

(b)   If your employment is terminated by the Company without Cause (and other than due to your death or Disability) or if you resign from your employment for Good Reason, in each case outside the Change in Control Protection Period (as defined in Exhibit A), then you will be entitled to the Accrued Amounts and, subject to Section 10 below, the following additional payments and benefits: (i) an aggregate amount equal to 100% of your then-current Base Salary (the “Cash Severance”), payable in accordance with the schedule set forth in Section 10 below; (ii) to the extent any Annual Bonus could be earned in the fiscal year in which the termination occurs under the terms of the Company’s annual bonus program but such Annual Bonus has not yet been earned, a prorated bonus (based on the Board’s determination of Company performance through the date of termination), prorated through the date of termination, payable at the same time as bonuses are paid to other senior executive officers, generally (the “Pro-Rated Bonus”); and (iii) to the extent that you and/or members of your family are covered under Company-provided health plans, payment or reimbursement of health benefit continuation coverage under COBRA or otherwise (“Health Care Continuation”) from the termination date through the earlier of (x) 12 months following the termination date or (y) the date you become eligible for health benefits with another employer, which will be paid no later than the due date of payments for such coverage; provided that if you are no longer eligible for COBRA continuation coverage, the Company may provide a lump sum payment calculated based on the monthly premiums in effect immediately prior to the expiration of COBRA coverage.

(c)   If, during the Change in Control Protection Period, (i) your employment is terminated by the Company without Cause (and other than due to your death or Disability) or (ii) you resign from employment for Good Reason, then, in lieu of any payments or benefits pursuant to Section 8(b) above, you will be entitled to the Accrued Amounts and, subject to Section 10 below, the following additional payments and benefits: (i) an aggregate amount equal to 150% of your then-current Base Salary plus an amount equal to 150% of the Annual Bonus paid or payable for the most recently completed fiscal year (together, the “Change in Control Cash Severance”), payable in accordance with the schedule set forth in Section 10 below; (ii) a Pro-Rated Bonus; (iii) Health Care Continuation from the termination date through the earlier of (x) 18 months following the termination date or (y) the date you become eligible for health benefits with another employer, which will be paid no later than the due date of payments for such coverage; provided that if you are no longer eligible for COBRA continuation coverage, the Company may provide a lump sum payment calculated based on the monthly premiums in effect immediately prior to the expiration of COBRA coverage; and (iv) except to the extent otherwise specifically provided in the award agreement governing any particular equity award, 100% vesting of all outstanding equity awards (including, without limitation, any equity awards subject to performance conditions, after giving application to Section 9 below).

(d)   If your employment is terminated or you resign for any reason other than as described in clauses (a) through (c) above, you will not be entitled to any payments or benefits, other than the Accrued Salary and the Accrued Benefits.

9.	Treatment of Performance-Based Equity on Change in Control. Except to the extent otherwise specifically provided in the award agreement governing any particular equity award, upon a Change in Control, to the extent you hold any equity awards that remain subject to issuance or vesting based on performance (the “Performance Awards”), to the extent not already vested, a prorated portion of the Performance Awards (based on the Board’s determination of performance measured through the Change in Control), prorated through the date of the Change in Control, will become issued and/or vested upon the Change in Control, and the remainder of the Performance Awards (the “Remainder Awards”) will issue and/or vest in equal monthly installments over the remainder of the original performance period (unless accelerated under Section 8 above); provided that if the successor to SMART does not assume or substitute the Remainder Awards with a substantially equivalent award, the full amount of the Remainder Awards will become issued and/or vested upon the Change in Control.

10.	Termination Payment Matters. Any payments made pursuant to Section 8 above, other than the Accrued Salary and the Accrued Benefits, will be subject to your execution, delivery and non-revocation of an effective release of all claims against the Company, in a form provided by the Company, within the 60-day period following the date that your employment terminates (such 60-day period, the “Release Period”). The Cash Severance or Change in Control Cash Severance, as applicable, will be paid in accordance with the Company’s regular payroll practices in substantially equal installments over the 12-month period following the date of termination; provided that the first installment will be paid on the first or second Company payroll date following the date on which the Release has become effective and irrevocable; provided further, if the Release Period spans two calendar years, then the first installment of the severance pay will commence on the first or second Company payroll date that occurs in the second calendar year. Any installments that otherwise would have been prior to the date on which the first installment is paid will instead be paid on the first installment payment date. Upon the termination of your employment for any reason, you agree to resign, as of the date of your termination and to the extent applicable, from the Board (and any committees thereof) and all other board of directors (and any committees thereof), officer, and other fiduciary positions of or relating to each member of the Company Group. During the Term and at any time thereafter, you agree to cooperate (i) with the Company in the defense of any legal matter involving any matter that arose during your employment with any member of the Company Group and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding pertaining to any member of the Company Group; provided that the Company will reimburse you for any reasonable travel and out of pocket expenses you incur in providing such cooperation. You will promptly notify the Company if you become eligible for health benefits with another employer while still receiving payments or benefits hereunder.

11.	Conditions. This offer, and any employment pursuant to this offer, is contingent on you: (i) providing the legally required proof of your identity and authorization to work in the United States, and (ii) executing and complying with the Company’s standard Employment, Confidential Information and Invention Assignment Agreement and the Company’s standard Arbitration and Class Action Waiver Agreement. At all times, you will be subject to, and abide by, all applicable Company policies and requirements, including but not limited to those relating to expense reimbursement, insider trading, corrupt practices, technology, publicity, safety, discrimination, and harassment.

12.	Representations. By signing and accepting this offer, you represent and warrant to the Company that: (i) you are not subject to any pre-existing contractual or other legal obligation with any person, company or business enterprise which would prohibit or restrict your employment with, or your providing services to, the Company as its employee; and (ii) you have not and will not use in the course of your employment with the Company and to the benefit of the Company, any confidential or proprietary information of another person, company or business enterprise to whom you currently provide, or previously provided, services.

13.	At Will Employment. You understand that your employment is “at will” at all times, which means that you or the Company may terminate your employment at any time, for any reason or no reason at all. This Offer Letter does not constitute, and may not be construed as, a commitment for employment for any specific duration.

14.	Miscellaneous. This Offer Letter is subject to final approval by the Board, and this Offer Letter will be of no force or effect unless and until it has been approved by the Board on or before August 30, 2020. No provision of this Offer Letter may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by you and another duly authorized signatory of SMART. This Offer Letter is not assignable by you, and it will governed by, and construed in accordance with, the laws of the State of California without reference to principles of conflict of laws. The Company’s obligation to pay or provide any amounts or benefits hereunder is subject to set-off, counterclaim or recoupment of any amounts you owe to any member of the Company Group (except to the extent any such action would violate, or result in the imposition of tax under, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)). This Offer Letter (together with its exhibits and schedules, as well as other documents and agreements to the extent referenced herein) constitutes the entire agreement between the parties as of the date hereof and supersedes all previous agreements and understandings between the parties with respect to the subject matter hereof. Any compensation paid to you by any member of the Company Group which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made thereby (or by any policy adopted by any member of the Company Group). The

Company is entitled to withhold from any payment due to you any amounts required to be withheld by applicable laws or regulations.

15.	409A Matters. This Offer Letter is intended to comply with Section 409A of the Code or one or more exemptions therefrom. Without limiting the foregoing, if on the date of termination of employment you are a “specified employee” (within the meaning of Section 409A of the Code), then to the extent required in order to comply with Section 409A of the Code, amounts that constitute “nonqualified deferred compensation” (as defined in Section 409A of the Code) and are not otherwise exempt from Section 409A of the Code that would otherwise be payable during the six-month period immediately following the termination date will instead be paid (without interest) on the earlier of (i) the first business day after the date that is six months following the termination date or (ii) your death. All references herein to “termination date” or “termination of employment” mean “separation from service” as an employee within the meaning of Section 409A of the Code. It is intended that each installment of payments hereunder constitutes a separate “payment” for purposes of Section 409A of the Code. To the extent that any provision hereof is ambiguous as to its compliance with Section 409A of the Code, the provision will be interpreted so that all payments hereunder comply with Section 409A of the Code or one or more exemptions therefrom. To the extent any expense reimbursement or in-kind benefit is subject to Section 409A of the Code, (1) the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit in one calendar year will not affect the expenses eligible for reimbursement in any other taxable year, (2) in no event will any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and (3) in no event will any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. The Company makes no representation or warranty that, and will have no liability to you or any other person if, any payments or benefits are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy the conditions thereof or an exemption therefrom.

16.	280G Matters. If payments or benefits owed to you by the Company are considered “parachute payments” under Section 280G of the Code, then such payments will be limited to the greatest amount which may be paid to you under Section 280G of the Code without causing any loss of deduction to the Company thereunder, but only if, by reason of such reduction, the net after tax benefit to you exceeds the net after tax benefit to you if such reduction were not made (in each case, taking into account all applicable income, employment, and excise taxes). These determinations will be made at the Company’s expense by a nationally recognized certified public accounting firm designated by the Company and reasonably acceptable to you (the “Accounting Firm”). In the event of any mistaken underpayment or overpayment under this Section 16, as determined by the Accounting Firm, the amount thereof will be paid to you or refunded to the Company, as applicable, but only to the extent any such refund would result in (i) no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code and (ii) a dollar-for-dollar reduction in your taxable income and wages for purposes of all applicable income and employment taxes, with interest at the applicable Federal rate for purposes of Section 7872(f)(2) of the Code. Any reduction in payments required by this

Section 16 will, to the extent possible, be made in a manner does not violate the provisions of Section 409A of the Code and will occur in the following order: (1) any Cash Severance, (2) any other cash amount, (3) any benefit valued as a “parachute payment,” and (4) the acceleration of vesting of any equity-based awards.

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To confirm your acceptance of this offer, please sign below.  I look forward to your positive response, and I am very excited about having you join us as our CEO.

Sincerely,

/s/ Ajay Shah
Ajay Shah
Chairman of the Board
President & CEO

Accepted and Agreed:

/s/ Mark Adams
Mark Adams

Date:	August 12, 2020

Exhibit A

Definitions

“Cause” means the occurrence of one or more of the following, as determined in good faith by the Board: (A) your act of fraud or material dishonesty against any member of the Company Group which the Board reasonably determines had or will have a materially detrimental effect on the reputation or business of any member of the Company Group, (B) your conviction of, or plea of nolo contendere to¸ (i) a felony (excluding minor traffic offenses) or (ii) any other crime which the Board reasonably determines had or will have a materially detrimental effect on the reputation or business of any member of the Company Group, (C) your intentional or gross misconduct, (D) your willful improper disclosure of confidential information, (E) your action or conduct that causes material harm to any member of the Company Group (including, without limitation, the reputation of any member of the Company Group), or that otherwise brings you or any member of the Company Group into public disrepute, (F) your material violation of any policy of any member of the Company Group (including, without limitation, any policy relating to discrimination, sexual harassment or misconduct) or of this Offer Letter (or any other material agreement between you and any member of the Company Group), after written notice from the Company, and a reasonable opportunity of not less than 30 days to cure (to the extent curable) such violation, (G) your failure to reasonably cooperate with any member of the Company Group in any investigation or formal proceeding, or (H) your continued material violations of your duties, or repeated material failures or material inabilities to perform any reasonably assigned duties (other than due to your Disability), after written notice from the Board and a reasonable opportunity of not less than 30 days to cure (to the extent curable) such violations, failures or inabilities (and during which time you will be given a reasonable opportunity to address any issues with the Board).

“Change in Control” has the meaning set forth in the Stock Plan.

“Change in Control Protection Period” means the period beginning 2 months prior to and ending 12 months following a Change in Control.

“Company Group” means SMART and each of its subsidiaries.

“Disability” means your inability, due to physical or mental incapacity, to perform your duties under this Offer Letter with substantially the same level of quality as immediately prior to such incapacity for a period of 90 consecutive days or 120 days during any consecutive six-month period. In conjunction with determining Disability for purposes of this Offer Letter, you hereby (i) consent to any such examinations which are relevant to a determination of whether you are mentally and/or physically disabled and (ii) agree to furnish such medical information as may be reasonably requested.

“Good Reason” means the occurrence, without your written consent, of any of the following events: (A) a material reduction in the nature or scope of your responsibilities, duties or authority from those contemplated as CEO (it being understood that your failure to be elected, re-elected, or otherwise to serve on the Board will not contribute in any way to the existence of Good Reason), (B) a material reduction in your then-current Base Salary (other than due to a general salary reduction program), (C) you cease to report to the Board, or (D) you are required to permanently relocate your primary home residence

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as a result of the Company’s relocation of your primary office location outside a 30-mile radius of the Company’s current offices in Newark, California; provided that any such event described in clauses (A) through (D) above will not constitute Good Reason unless (i) you deliver to the Board a notice of termination for Good Reason within 90 days after you first learn of the existence of the circumstances giving rise to Good Reason, (ii) within 30 days following the delivery of such notice of termination for Good Reason, the Company has failed to cure the circumstances giving rise to Good Reason, and (iii) following such failure to cure, you resign your employment within 30 days thereof.

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Exhibit B
Initial Equity Awards

The terms of your initial equity awards will be consistent with those set forth in the summary below. Each of your initial equity awards will be subject to the terms and conditions set forth in the Stock Plan and an award agreement issued to you in connection with these grants (collectively, the “Award Documentation”), which will supersede and replace the summary set forth below. Notwithstanding the foregoing, SMART may, in its sole discretion, choose to grant any or all of the following initial equity awards (other than the Options) in the form of restricted share awards (which would not provide voting rights or dividend payments prior to vesting) rather than restricted share unit awards.

1.	Time-Based RSU Award. As soon as reasonably practicable following the Start Date, you will be granted restricted share units to acquire 225,000 ordinary shares of SMART (the “RSUs”). Subject to your continued service as CEO through each vesting date, (i) 25% of the RSUs will vest in an open trading window approximately one year after the grant date and (ii) the remainder will vest in equal quarterly installments (equal to 1/16th of the original award) in an open trading window approximately every three months thereafter (through the final vesting date on approximately the fourth annual anniversary of the grant date). The RSUs will be subject to “double-trigger” vesting acceleration upon a qualifying termination of your service following a Change in Control, as set forth in the Offer Letter.

2.	1.5x PRSU Award. As soon as reasonably practicable following the Start Date, you will be granted performance-based restricted share units to acquire 125,000 ordinary shares of SMART (the “1.5x PRSUs”). The 1.5x PRSUs will vest in four equal tranches of 25% each in an open trading window approximately on each of the first four annual anniversaries of the grant date, subject to (i) your continued service as CEO through each vesting date, and (ii) the closing price of an ordinary share of SMART equaling or exceeding 150% of the closing price of an ordinary share of SMART on the Start Date for at least 60 consecutive trading days at any time during the one-year period immediately preceding the applicable vesting date (the performance condition described in this clause (ii), the “150% Price Hurdle”); provided that if any 25% tranche of the 1.5x PRSUs did not vest on its originally-scheduled vesting date due solely to 150% Price Hurdle not being achieved as of such vesting date, then such 25% tranche will instead vest on the first subsequent annual vest date as of which the 150% Price Hurdle is achieved. If the 150% Price Hurdle is not achieved as of the fourth annual vest date, then any remaining unvested portion of the 1.5x PRSUs will be immediately forfeited and added back into the pool of shares available for grant under the Stock Plan.

3.	2.0x PRSU Award. As soon as reasonably practicable following the Start Date, you will be granted performance-based restricted share units to acquire 125,000 ordinary shares of SMART (the “2.0x PRSUs”). The 2.0x PRSUs will vest in four equal tranches of 25% each in an open trading window approximately on each of the first four annual anniversaries of the grant date, subject to (i) your

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continued service as CEO through each vesting date, and (ii) the closing price of an ordinary share of SMART equaling or exceeding 200% of the closing price of an ordinary share of SMART on the Start Date for at least 60 consecutive trading days at any time during the one-year period immediately preceding the applicable vesting date (the performance condition described in this clause (ii), the “200% Price Hurdle”); provided that if any 25% tranche of the 2.0x PRSUs did not vest on its originally-scheduled vesting date due solely to 200% Price Hurdle not being achieved as of such vesting date, then such 25% tranche will instead vest on the first subsequent annual vest date as of which the 200% Price Hurdle is achieved. If the 200% Price Hurdle is not achieved as of the fourth annual vest date, then any remaining unvested portion of the 2.0x PRSUs will be immediately forfeited and added back into the pool of shares available for grant under the Stock Plan.

4.	Offer Letter Impact. With respect to the 1.5x PRSUs and the 2.0x PRSUs, as applicable, in the event of a Change in Control, to the extent not already vested, Section 9 of the Offer Letter would result in a prorated portion of the equity award (based on the portion of the original performance period elapsed through the date of the Change in Control) becoming vested if the Board determines that a prorated portion of the applicable price hurdle (determined using linear interpolation based on the incremental portion of the applicable price hurdle over the original performance period) is achieved as of the Change in Control.

5.	Future Time-Based Option Award. Subject to your continued service as CEO through the applicable grant date, during the first half of SMART’s fiscal year ending 2021, SMART will also recommend to the Board that you be granted time-based options to purchase 250,000 ordinary shares of SMART (the “Options”). The Options will have an exercise price equal to the closing price of an ordinary share of SMART on the grant date. Subject to your continued service as CEO through each vesting date, (i) 25% of the Options will vest on the one-year anniversary of the grant date and (ii) the remainder will vest in equal monthly installments (equal to 1/48th of the original award) every month thereafter (through the final vesting date on the fourth annual anniversary of the grant date). The Options will be subject to “double-trigger” vesting acceleration upon a qualifying termination of your service following a Change in Control, as set forth in the Offer Letter.

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